PRIVATE EQUITY REAL ESTATE PEOPLE

Hello there! My name is Melissa, I am an award-winning genre filmmaker and I have just launched a campaign for my next project on WeFunder. We're gauging investor interest, and I'm curious to see you are interested in film investments? Want to connect? Learn more at our campaign page: https://wefunder.com/regressionthemovie/

Hello there! I am an award-winning genre filmmaker and I have just launched a campaign for my next project on WeFunder. We're gauging investor interest, and I'm curious to see you are interested in film investments? Want to connect? Learn more here: https://wefunder.com/regressionthemovie/

Hi I am an award-winning filmmaker and I've just launched a campaign on WeFunder for my latest horror project. We are gauging investor interest to join our team. Want to chat? See our project here: https://wefunder.com/regressionthemovie/